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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 10)
LAFARGE NORTH AMERICA INC.

(Name of Subject Company (issuer))
EFALAR INC.
a wholly owned subsidiary of
LAFARGE S.A.

(Names of Filing Persons (Offerors))
COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of Class of Securities)
505862-10-2

(CUSIP Number of Class of Securities)
Laurent Alpert
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
Telephone: (212) 225-2340

(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)
Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$2,875,439,983.50	$307,672.08

*	Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding shares of common stock, par value $1.00 per share, of Lafarge North America Inc., a Maryland corporation, other than the shares owned by Lafarge S.A. and its subsidiaries, at a purchase price of $85.50 per share, net to the seller in cash. As of March 31, 2006 there were 73,350,851 shares of common stock outstanding, of which 39,719,974 shares are owned by Lafarge S.A. and its subsidiaries. As a result, this calculation assumes the purchase of 33,630,877 shares.

**	the amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid:	$255,446.94	2.	Amount Previously Paid:	$23,841.71
	Form or Registration No.:	Schedule TO-T		Form or Registration No.:	Schedule TO-T/A
	Filing Party:	Lafarge S.A.		Filing Party:	Lafarge S.A.
	Date Filed:	February 21, 2006		Date Filed:	April 7, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

SEC2559 (6-05)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1. Summary Term Sheet.
Item 2. Subject Company Information.
Item 4. Terms of the Transaction.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
Item 6. Purposes of the Transaction and Plans or Proposals.
Item 7. Source and Amount of Funds or Other Consideration.
Item 11. Additional Information.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99.A.1.XXVII: SECOND SUPPLEMENT TO THE OFFER TO PURCHASE
EX-99.A.1.XXVIII: SECOND REVISED LETTER OF TRANSMITTAL
EX-99.A.1.XXIX: SECOND REVISED NOTICE OF GUARANTEED DELIVERY
EX-99.A.1.XXX: SECOND REVISED LETTER TO BROKERS, DEALERS, ETC.
EX-99.A.1.XXXI: SECOND REVISED LETTER TO CLIENTS
EX-99.A.1.XXXII: GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION ON FORM W-9
EX-99.A.1.XXXIII: SECOND REVISED MJDS TAKE-OVER BID CIRCULAR
EX-99.A.1.XXXIV: CERTIFICATION OF FOREIGN STATUS OF BENEFICIAL OWNER FOR US TAX WITHHOLDING
EX-99.A.5.I: MEMORANDUM OF UNDERSTANDING
EX-99.B.IV: CONSENT OF MANDATED LEAD ARRANGERS
EX-99.C.III: REPORT OF JPMORGAN AND BNB PARIBAS

     This Amendment No. 10 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement filed under cover of Schedule TO (this “Schedule TO”) with the Securities and Exchange Commission (“SEC”) on February 21, 2006, by Lafarge S.A., a French société anonyme (“Parent”) and Efalar Inc., a Delaware corporation and direct, wholly-owned subsidiary of Parent (“Purchaser”). This Schedule TO relates to the amended offer by Purchaser to purchase all outstanding shares of common stock, par value $1.00 per share (“Common Shares”), of Lafarge North America Inc., a Maryland corporation (the “Company”) not owned by Parent and its subsidiaries, at a purchase price of $85.50 per Common Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 21, 2006 (as amended by amendments to the Schedule TO filed by Parent with the SEC prior to the date hereof, the “Offer to Purchase”), the Supplement to the Offer to Purchase dated April 7, 2006 (the “Supplement”) and the related revised (pink) Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Amended Offer”).
Item 1. Summary Term Sheet.
     Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET” and “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED OFFER,” which is incorporated herein by reference.
Item 2. Subject Company Information.
     (b) Reference is made to the information set forth in the Second Supplement under the headings “INTRODUCTION,” and “THE OFFER — Section 12. Effect of the Second Amended Offer on the Market for the Common Shares; NYSE and TSX Quotation; Exchange Act Registration and Margin Regulations,” which is incorporated herein by reference.
     (c) Reference is made to the information set forth in the Second Supplement under the heading “THE OFFER — Section 6. Price Range of the Shares; Dividends,” which is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION,” “THE OFFER — Section 1. Terms of the Second Amended Offer,” “THE OFFER — Section 3. Procedure for Accepting the Second Amended Offer and Tendering Common Shares,” and “THE OFFER — Section 11. Conditions to the Second Amended Offer,” which is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     (b) Reference is made to the information set forth in the Second Supplement under the headings “INTRODUCTION,” and “SPECIAL FACTORS — Section 1. Background,” which is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     (a) Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION,” “SPECIAL FACTORS — Section 1. Background,” and “SPECIAL FACTORS — Section 2. Purpose and Reasons for the Second Amended Offer and the Merger; Plans for the Company After the Second Amended Offer and the Merger,” which is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET” and “THE OFFER — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 11. Additional Information.
     (a)(2) through (a)(4) Reference is made to the information set forth in the Second Supplement under the headings “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER” and “THE OFFER — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
     (a)(5) Reference is made to the information set forth in the Second Supplement under the heading “THE OFFER — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
     (b) Reference is made to the information set forth in the Second Supplement and the related second revised Letter of Transmittal, which is incorporated herein by reference.
Item 12. Exhibits.

(a)(1)(xxvii)	Second Supplement to the Offer to Purchase, dated May 1, 2006

(a)(1)(xxviii)	Second Revised Letter of Transmittal

(a)(1)(xxvix)	Second Revised Notice of Guaranteed Delivery

(a)(1)(xxx)	Second Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(xxxi)	Second Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(xxxii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(xxxiii)	Second Revised MJDS Take-Over Bid Circular, dated May 1, 2006.

(a)(1)(xxxiv)	Certification of Foreign Status of Beneficial Owner for United States Tax Withholding

(a)(5)(i)	Memorandum of Understanding

(b)(iv)	Consent by Mandated Lead Arrangers under the $2,800,000,000 Credit Facility, dated February 5, 2006, to Increase Offer Price
Item 13. Information Required by Schedule 13E-3.
Item 2. Subject Company Information.
     (d) Reference is made to the information set forth in the Second Supplement under the heading “THE OFFER — Section 6. Price Range of the Shares; Dividends” and “THE OFFER — Section 10. Dividends and Distributions,” which is incorporated herein by reference.
Item 4. Terms of Transaction.
     (d) Reference is made to the information set forth in the Second Supplement under the heading “SUMMARY TERM SHEET,” which is incorporated herein by reference.
Item 5. Past Contacts, Transactions, Negotiations and Agreements
     (c) Reference is made to the information set forth in the Second Supplement under the headings “INTRODUCTION,” and “SPECIAL FACTORS — Section 1. Background,” which is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     (a) through (c) Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” and “INTRODUCTION,” which is incorporated herein by reference.
Item 8. Fairness of the Transaction.
     (a) through (e) Reference is made to the information set forth in the Second Supplement under the headings “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE SECOND AMENDED TENDER OFFER,” “INTRODUCTION,” and “SPECIAL FACTORS — Section 3. Position of Parent and Purchaser Regarding Fairness of the Second Amended Offer and the Merger.”
Item 16. Exhibits.
     (b) The Consent by Mandated Lead Arrangers under the $2,800,000,000 Credit Facility, dated February 5, 2006, to increase the Offer Price is filed herewith as Exhibit (b)(iv).
     (c) Report of JPMorgan and BNP Paribas to the Lafarge S.A. Board of Directors, dated April 24, 2006 filed herewith as Exhibit (c)(iii).

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE S.A.

By: /s/ Michel Bisiaux

Michel Bisiaux
Corporate Secretary

EFALAR INC.

By: /s/ Michel Bisiaux

Michel Bisiaux
Secretary
Dated: May 1, 2006

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

(a)(1)(xxvii)	Second Supplement to the Offer to Purchase, dated May 1, 2006

(a)(1)(xxviii)	Second Revised Letter of Transmittal

(a)(1)(xxix)	Second Revised Notice of Guaranteed Delivery

(a)(1)(xxx)	Second Revised Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(xxxi)	Second Revised Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(xxxii)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(xxxiii)	Second Revised MJDS Take-Over Bid Circular, dated May 1, 2006

(a)(1)(xxxiv)	Certification of Foreign Status of Beneficial Owner for United States Tax Withholding

(a)(5)(i)	Memorandum of Understanding

(b)(iv)	Consent by Mandated Lead Arrangers under the $2,800,000,000 Credit Facility, dated February 5, 2006, to Increase Offer Price

(c)(iii)	Report of JPMorgan and BNP Paribas to the Lafarge S.A. Board of Directors, dated April 24, 2006